SRZ DRAFT 021303

                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 CIMA LABS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    171796105
                                 (CUSIP Number)

                                Douglas C. Floren
          20 Dayton Avenue, Greenwich, Connecticut 06830 (203) 618-1601
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 29, 2000
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 15 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171796105                 13D/A                  Page 2 of 15 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171796105                 13D/A                  Page 3 of 15 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Advisers, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171796105                 13D/A                  Page 4 of 15 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           DCF Capital, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                           WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171796105                 13D/A                  Page 5 of 15 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Douglas C. Floren
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                       WC
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                -0-
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0%
_____________________________________________________________________________
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 171796105                 13D/A                  Page 6 of 15 Pages

Item 1.     Security and Issuer.

     The Schedule 13D (the "Schedule 13D") initially filed on September 8, 2000 by DCF Partners, L.P. ("DCF Partners"), DCF Advisers, L.L.C. ("DCF Advisers"), DCF Capital, L.L.C. ("DCF Capital") and Mr. Douglas C. Floren ("Mr. Floren") relating to the common stock with $0.01 par value (the "Common Stock") of CIMA Labs Inc. (the "Company"), whose principal executive offices are located at 10000 Valley View Road, Eden Prairie, MN 55344-9361, is hereby amended and restated by this Amendment No. 1 to the Schedule 13D.

Item 2.     Identity and Background.

     (a) This statement is filed by:
          (i) DCF Partners, a Delaware limited partnership, with respect to the shares of Common Stock that had been directly owned by it;
         (ii) DCF Advisers, a Delaware limited liability company, with respect to the shares of Common Stock that had been directly owned by DCF Partners;
        (iii) DCF Capital, a Delaware limited liability company, which served during the relevant time period as investment manager to The DCF Life Sciences Fund Limited, a company organized under the laws of Bermuda ("DCF Life Sciences"), and to two managed accounts (the "Managed Accounts"), with respect to the shares of Common Stock that had been directly owned by them; and
         (iv) Mr. Floren, with respect to the shares of Common Stock that had been directly owned by each of DCF Partners, DCF Life Sciences, the Managed Accounts and Mr. Floren. The number of shares of Common Stock that had been beneficially owned by Mr. Floren reflected shares, over which Mr. Floren had dispositive and voting power, that were held in certain trusts for the benefit of family members of Mr. Floren. During the relevant time period, Mr. Floren served as the trustee of such trusts, and as such may have been deemed the beneficial owner of the shares of Common Stock that had been held by such trusts.

                     DCF Partners, DCF Advisers, DCF Capital and Mr. Floren are
              hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of DCF Partners, DCF Advisers and DCF Capital is 20 Dayton Avenue, Greenwich, Connecticut 06830. The business address of Mr. Floren is 20 Dayton Avenue, Greenwich, Connecticut 06830.

     (c) The principal business of DCF Partners is serving as a private investment limited partnership investing primarily in the life sciences industry. The principal business of DCF Advisers is serving as general partner to DCF Partners. The principal business of DCF Capital is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Floren serves as the Managing Member of DCF Advisers. Mr. Floren also serves as the Managing Member of DCF Capital.

CUSIP No. 171796105                 13D/A                  Page 7 of 15 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) DCF Partners is a limited partnership organized under the laws of the State of Delaware. DCF Advisers and DCF Capital are limited liability companies organized under the laws of the State of Delaware. Mr. Floren is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $0. None of the Reporting Persons beneficially owns any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The reporting persons no longer beneficially own any shares of Common Stock. The purpose of the acquisition of the shares of Common Stock by the Reporting Persons was for investment, in the ordinary course of business, and not for the purpose of acquiring control of the Company. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D.

CUSIP No. 171796105                 13D/A                  Page 8 of 15 Pages

Item 5.     Interest in Securities of the Issuer.

         A. DCF Partners, L.P.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock by DCF Partners since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) DCF Advisers, the general partner of DCF Partners, has the power to direct the affairs of DCF Partners, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, shares. Mr. Floren is the Managing Member of DCF Advisers and in that capacity directs its operations.
              (e) Not Applicable.

         B. DCF Advisers, L.L.C.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) DCF Advisers did not enter into any transactions in the Common Stock since the filing of the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Partners since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

      C. DCF Capital, L.L.C.
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) DCF Capital did not enter into any transactions in the Common Stock since the filing of the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Life Sciences and the Managed Accounts

CUSIP No. 171796105                 13D/A                  Page 9 of 15 Pages

since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of DCF Capital has the power to direct the receipt of dividends from or the proceeds of sale of shares.
              (e) Not Applicable.

       D. Douglas C. Floren.
             (a) Aggregate number of shares beneficially owned: -0-
                        Percentage: 0%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: -0-
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: -0-
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Partners since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A, and are incorporated by reference. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of DCF Life Sciences and the Managed Accounts since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule B, and are incorporated by reference. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of Mr. Floren since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.
             (d) Not applicable.
             (e) The reporting person ceased to be the beneficial owner of more than 5% of the Common Stock on September 29, 2000.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 to the
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

     None.

CUSIP No. 171796105                 13D/A                 Page 10 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 19, 2003

                                    /s/ DOUGLAS C. FLOREN
                                    ---------------------
                                    Douglas C. Floren, individually, and as
                                    managing member of
                                    DCF Advisers, L.L.C.,
                                    general partner of
                                    DCF Partners, L.P.,
                                    and as managing member of
                                    DCF Capital, L.L.C.

CUSIP No. 171796105                 13D/A                 Page 11 of 15 Pages

                                   Schedule A

                               DCF PARTNERS, L.P.

                              Number of               Price Per Share
         Date of              Shares Purchased        (including commissions,
         Transaction          or (Sold)               if any)

         02/26/01             (5,000)                  63.94
         07/09/01             (8,600)                  82.33
         07/10/01             (6,400)                  76.80
         07/11/01             (5,000)                  69.00
         07/11/01             (5,000)                  69.00
         07/11/01             (5,000)                  69.00
         07/11/01             (1,500)                  69.71
         08/24/01             (5,000)                  53.74
         08/24/01             (5,000)                  53.74
         09/17/01            (15,000)                  54.05
         09/17/01            (10,000)                  54.05
         09/18/01             (1,000)                  51.73
         09/18/01             (3,000)                  51.73
         09/19/01             (5,000)                  47.21
         09/19/01             (4,000)                  47.21
         09/21/01             (4,000)                  48.63
         09/26/01             (5,000)                  57.43
         11/06/01            (14,000)                  36.79
         11/06/01             (5,000)                  36.79
         11/06/01             (1,000)                  36.79
         11/07/01             (1,000)                  35.70
         11/07/01             (4,000)                  35.70
         11/08/01            (15,000)                  32.98
         11/08/01             (5,500)                  32.98
         11/08/01             (1,000)                  32.98
         11/09/01             (3,500)                  30.01
         11/09/01             (6,500)                  30.01
         02/06/02             (5,000)                  24.49
         02/06/02            (15,000)                  24.49
         02/07/02             (5,000)                  23.87
         02/13/02            (10,000)                  24.31
         02/14/02            (10,000)                  23.33
         02/19/02            (10,000)                  22.41
         03/26/02             (5,000)                  25.74
         03/26/02             (3,000)                  25.74
         03/26/02             (7,000)                  25.74
         03/27/02            (15,000)                  25.43
         04/01/02             (2,500)                  26.00
         04/08/02             (7,500)                  23.50
         04/10/02             (2,500)                  24.02
         04/10/02             (7,500)                  24.02
         04/25/02            (20,000)                  20.05

CUSIP No. 171796105                 13D/A                 Page 12 of 15 Pages

                                   Schedule B

                               DCF CAPITAL, L.L.C.
                         On Behalf of DCF Life Sciences

                              Number of               Price Per Share
         Date of              Shares Purchased        (including commissions,
         Transaction          or (Sold)               if any)

         01/10/01              5,000                   44.69
         02/26/01             (5,000)                  63.94
         07/09/01             (5,000)                  82.33
         07/10/01             (3,600)                  76.80
         07/11/01             (6,700)                  69.71
         09/17/01             (4,700)                  54.05
         09/17/01             (5,300)                  54.05
         09/18/01             (5,000)                  51.73
         09/19/01             (2,000)                  51.25
         09/19/01             (2,700)                  47.21
         09/19/01             (1,000)                  47.21
         09/19/01             (6,800)                  47.21
         09/20/01             (4,500)                  51.55
         09/20/01             (2,500)                  51.55
         09/20/01             (5,000)                  51.55
         09/26/01             (5,000)                  57.43
         11/06/01             (3,200)                  36.79
         11/06/01               (800)                  36.79
         11/07/01             (5,000)                  35.70
         11/07/01             (5,000)                  35.20
         11/08/01               (200)                  32.98
         11/08/01             (6,000)                  32.98
         02/06/02             (2,000)                  24.49
         02/06/02            (10,000)                  24.49
         02/06/02             (3,000)                  24.49
         02/07/02             (2,000)                  23.87
         02/07/02             (3,000)                  23.87
         02/12/02             (2,000)                  24.65
         02/12/02             (3,000)                  24.65
         02/14/02             (2,000)                  22.86
         02/14/02             (3,000)                  22.86
         02/22/02             (2,000)                  19.86
         02/22/02             (3,000)                  19.86
         02/22/02             (7,000)                  19.86
         02/22/02             (3,000)                  19.17
         03/12/02             (3,000)                  26.72
         03/12/02             (5,000)                  26.72
         03/12/02            (10,000)                  26.72
         03/12/02             (5,000)                  26.72
         03/12/02             (5,500)                  26.72
         03/12/02             (7,500)                  26.72
         03/12/02             (8,500)                  26.72
         03/12/02               (500)                  26.72

CUSIP No. 171796105                 13D/A                 Page 13 of 15 Pages

                               DCF CAPITAL, L.L.C.
                         On Behalf of Managed Account 1

                              Number of               Price Per Share
         Date of              Shares Purchased        (including commissions,
         Transaction          or (Sold)               if any)

         09/18/00             (1,500)                  35.58
         09/19/00             (5,000)                  34.62
         09/20/00             (3,500)                  36.94
         09/20/00             (1,500)                  36.94
         09/28/00             (8,500)                  46.67
         09/29/00             (2,500)                  49.65
         09/29/00             (7,500)                  49.65
         09/29/00             (3,000)                  49.65
         09/29/00             (2,000)                  49.65
         10/04/00             (5,000)                  57.37
         10/04/00            (10,000)                  57.37
         10/04/00             (8,000)                  57.37
         10/04/00             (5,000)                  57.37
         10/04/00             (2,000)                  57.37
         10/05/00             (5,000)                  56.52
         10/05/00             (2,500)                  56.52
         10/05/00             (2,500)                  56.52
         10/06/00             (5,000)                  56.39
         10/06/00             (5,000)                  56.39
         11/01/00                500                   51.50
         11/02/00              5,000                   65.81
         11/02/00             19,000                   54.36
         11/02/00             16,000                   50.00
         12/05/00              1,500                   57.29
         12/19/00              3,000                   50.06
         01/10/01              5,000                   44.69
         01/16/01             10,000                   59.89
         02/26/01               (500)                  63.94
         02/26/01             (5,000)                  63.94
         02/26/01             (1,500)                  63.94
         04/25/01              5,000                   44.20
         07/26/01              2,000                   58.00
         09/17/01             (5,000)                  54.05
         09/19/01             (2,000)                  51.25
         09/19/01             (3,000)                  47.21
         11/05/01             (4,000)                  37.29
         11/06/01             (3,500)                  36.79
         11/06/01             (1,000)                  36.79
         11/06/01             (1,500)                  36.79
         11/07/01            (10,000)                  35.70
         11/08/01             (3,500)                  32.98
         11/08/01             (1,500)                  32.98
         11/29/01              5,000                   33.66
         12/14/01             10,000                   32.96
         02/13/02             (3,000)                  24.31
         02/13/02             (5,000)                  24.31
         02/13/02             (2,000)                  24.31
         02/14/02             (8,000)                  23.33
         02/14/02             (2,000)                  23.33
         02/22/02             (3,000)                  19.86
         02/22/02             (2,000)                  19.86
         02/22/02             (5,000)                  19.86
         02/22/02             (5,000)                  19.86
         02/22/02             (5,000)                  19.17

CUSIP No. 171796105                 13D/A                 Page 14 of 15 Pages

                               DCF CAPITAL, L.L.C.
                         On Behalf of Managed Account 2

                              Number of               Price Per Share
         Date of              Shares Purchased        (including commissions,
         Transaction          or (Sold)               if any)

         01/12/01             3,000                    50.79
         01/16/01             1,000                    59.89
         09/18/01            (1,000)                   51.73
         09/19/01            (1,000)                   51.25
         02/06/02            (1,000)                   24.49
         02/06/02            (1,000)                   24.49

CUSIP No. 171796105                 13D/A                  Page 15 of 15 Pages


                                   Schedule C

                                DOUGLAS C. FLOREN

                              Number of               Price Per Share
         Date of              Shares Purchased        (including commissions,
         Transaction          or (Sold)               if any)

         09-19-01             (1,000)                  47.21
         09-20-01             (8,000)                  51.55
         09-21-01             (2,000)                  48.64
         11-02-01             (2,000)                  36.60
         02-12-02             (5,000)                  24.65
         02-22-02             (2,000)                  19.18
         02-25-02            (10,000)                  19.83
         03-04-02             (5,000)                  24.70
         04-29-02             (7,000)                  19.13
         05-30-02             (3,000)                  27.75